Vigil Neuroscience, Inc.

1 Broadway, 7th Floor, Suite 07-300

Cambridge, MA 02142

October 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Dillon Hagius

Re: Vigil Neuroscience, Inc.

Registration	Statement on Form S-1
Filed	September 30, 2022
File	No. 333-267672

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Vigil Neuroscience, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company be accelerated to 4:01 p.m., Eastern Standard Time, on October 14, 2022 or as soon thereafter as practicable.

Very truly yours,

VIGIL NEUROSCIENCE, INC.

/s/ Ivana Magovčević-Liebisch
Ivana Magovčević-Liebisch President and Chief Executive Officer

cc:	Jennifer Ziolkowski, Vigil Neuroscience, Inc.
Christopher Verni, Vigil Neuroscience, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Jacqueline Mercier, Goodwin Procter LLP
Gabriela Morales-Rivera, Goodwin Procter LLP